FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 16, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard Moscow 109028 Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

WIMM-BILL-DANN FOODS OJSC ISSUES CLARIFICATION

Moscow, 16 June 2003. Although it is the policy of Wimm-Bill-Dann Foods OJSC (NYSE: WBD) not to comment on rumours concerning fluctuations in the price of its shares or ADRs, the company wishes to clarify certain reports which have recently appeared in the press. Certain of the company’s shareholders have in the past explored a variety and number of potential combinations, joint ventures or partnerships with Groupe Danone. Consistent with this ongoing exploration of business opportunities, these shareholders are engaged in preliminary discussions in relation to a possible transaction, which may or may not result in the acquisition of all or a majority of the shares of the company by Groupe Danone. The company has, at the request of these shareholders, co-operated in such preliminary discussions.

As of this date, no agreement with respect to price or other material terms or conditions of a transaction has been reached. Moreover, no assurance can be made that these discussions will continue or that any agreement with respect to a transaction will be reached, or, if reached, what the form of the transaction will be. The terms of any such transaction may or may not be extended to the company’s public shareholders. The company does not intend to comment further on this or any other such possible transaction unless and until required under applicable law.

- ends -

For further enquiries contact:

Kira Kirioukhina,

Wimm-Bill-Dann Foods OJSC

16 Yauzsky Boulevard, Moscow, Russia

Phone: +7 095 733 9726/9727

Fax: +7 095 733 9725

E-mail: kiryuhina@wbd.ru

www.wbd.com

or

Edward Baumgartner

Shared Value Ltd

30 St James’s Square

London SW1Y 4JH

Phone: +44 20 7321 5010

Fax: +44 20 7321 5020

E-mail: ebaumgartner@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: June 16, 2003